



SECUR... ...MISSION

ANNUAL ... ...PORT
FORM X-17A-
PART III

04004065



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SEC FILE NUMBER

8- 3/3 8 5

RECEIVED
MAR 0 1 2004
WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resort Securities & Investments, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4640 Valais Court, Suite 200
(No. and Street)

Alpharetta   Georgia   30022
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
T. Cole Van Houten, President   770-569-2099
                                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. Patrick Green, CPA PC
                                      (Name – if individual, state last, first, middle name)

117 West Broad Street, Suite 101 Fairburn   Georgia   30213
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __G. Patrick Green, CPA__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Resort Securities & Investments, Inc.__, as of __December 31__, 20 __03__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

_____

_____

_____

_____
Signature

_C P A_
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RESORT SECURITIES AND INVESTMENTS, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

AND SUPPLEMENTARY INFORMATION

AND OPINION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5 under the
Securities Exchange Act of 1934

G. PATRICK GREEN, CPA PC

CERTIFIED PUBLIC ACCOUNTANT

117 W. BROAD ST. SUITE 101
FAIRBURN, GA. 30213

(770) 964-0035   (770) 964-5266

Independent Auditor's Report

Board of Directors
Resort Securities & Investments, Inc.
State Bridge Office Park
4640 Valais Court, Suite 104
Alpharetta, GA 30022

We have audited the accompanying statement of financial condition of **Resort Securities & Investments, Inc.** (the Company) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Resort Securities & Investments, Inc.** as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

G Patrick Green, CPA
February 17, 2004

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 4,038	$ 10,411
Certificate of Deposit	6,000	6,000
Accrued interest receivable	97	153
Available-for-Sale Securities	2,835	3,300
TOTAL CURRENT ASSETS	12,970	19,864
TOTAL ASSETS	$ 12,970	$ 19,864
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT AND OTHER LIABILITIES	$ 0	$ 0
TOTAL LIABILITIES	0	0
STOCKHOLDER'S EQUITY		
Common stock ($1 par, 1,000 shares authorized, 161 shares issued and outstanding)	161	161
Additional paid-in-capital	46,417	46,417
Retained Earnings	(33,608)	(26,714)
TOTAL STOCKHOLDER'S EQUITY	12,970	19,864
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,970	$ 19,864

The accompanying notes are an integral part of these financial statements.

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF INCOME
For the Years Ended December 31

	2003	2002
REVENUES		
Commissions	$ 17,500	$ 47,500
Interest	133	248
TOTAL REVENUES	17,633	47,748
EXPENSES		
Accounting	2,150	2,150
Bank charges	166	147
Commissions and Due Diligence Fees	11,375	39,138
Consulting	1,145	1,106
Filing fees	235	214
Legal Services	808	0
Lodging	0	1,089
Membership fees and dues	1,276	1,033
Other expenses	99	729
Postage	219	187
Rent	6,000	6,000
Surety/fidelity bonds	369	467
Taxes	220	188
TOTAL EXPENSES	24,062	52,448
NET LOSS FROM OPERATIONS	$ (6,429)	$ (4,700)
OTHER INCOME		
Unrealized Loss on Available-for-Sale Securities	(465)	0
NET LOSS	$ (6,894)	$ (4,700)

The accompanying notes are an integral part of these financial statements.

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2003 and 2002

| | Common Stock | | Additional | | |
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2001	161	$ 161	$46,417	$(22,014)	$24,564
Net loss 12/31/02	0	0	0	(4,700)	(4,700)
Balance at December 31, 2002	161	161	46,417	(26,714)	19,864
Net loss 12/31/03	0	0	0	(6,894)	(6,894)
Balance at December 31, 2003	161	161	46,417	(33,608)	12,970

The accompanying notes are an integral part of these financial statements

RESORT SECURITIES AND INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss from operations	$ (6,429)	$ (4,700)
Adjustments to reconcile net loss to net cash used in operating activities;		
Decrease in accrued interest receivable	56	110
Net cash used by operating activities	(6,373)	(4,590)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in stock	0	0
Net cash used by investing activites	0	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash used by financing activities	0	0
Net decrease in cash and cash equivalents	(6,373)	(4,590)
Cash and cash equivalents at beginning of year	10,411	15,001
CASH AND CASH EQUIVALENTS AT YEAR END	$ 4,038	$ 10,411

The accompanying notes are an integral part of these financial statements

RESORT SECURITIES AND INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **Resort Securities and Investments, Inc.** (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following is a description of the more significant of those policies.

Incorporation - The company is incorporated under the laws of the State of Colorado on January 9, 1984.

Ownership - The Company is wholly owned by its president and director, T. Cole Van Houten.

Nature of Operations - The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and is licensed as a broker/dealer under the laws of the State of Georgia. The company is engaged in the business of real estate syndication and providing investment advisory services and products to the public.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

Available-for-Sale Securities - The Company reports available-for-sale securities at fair value with unrealized gains and losses included in current period income in conformity with generally accepted accounting principles. This security was previously reported at cost as it was not actively traded on the stock market until 2003.

Income Taxes - The Company has recorded no deferred income tax expense or benefit because it has elected to be treated as an S Corporation for income tax purposes. Any tax liabilities incurred or credits generated are attributable to the stockholders in accordance with federal and state income tax laws.

Contingencies - The Company has an account receivable for placement fees from Saddlebrook Office Park in the amount of $7,500. The contingency in the placement agreement that a construction loan be obtained by Saddlebrook was met; but in the loan agreement with the lender, a contingency was placed that no further development costs could be paid until 80% of the offices were rented. Therefore, since this contingency has not been met, the accounts receivable is not presented on the financial statements.

NOTE B - RELATED PARTY TRANSACTIONS

During the periods ended December 31, 2003 and 2002, the Company paid its sole shareholder the following amounts:

	2003	2002
Commissions	$11,375	$19,945
Rents	6,000	6,000
Total	$17,375	$25,945

Further, during the periods ended December 31, 2003 and 2002, in accordance with the terms of the respective placement agent agreements, the Company received commission income from four companies in which its sole shareholder owns a minority interest, as follows:

	2003	2002
Saddlebrook Office Park, LLC	$17,500	$ 0
Bridge Park, LLC	0	37,500
Peachtree/Suwanee Shoppes II, LLC	0	10,000
Total	$17,500	$47,500

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2001, the Company had net capital in excess of its $5,000 required net capital in accordance with Rule 15c3-1.

SCHEDULE I

RESORT SECURITIES AND INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

$	12,970	Trial Balance Net Assets
-	0	Liabilities (Aggregate Indebtedness)
	12,970	Net Assets
-	97	Other Deductions and/or Changes
	12,873	Tentative Net Capital
-	3,300	Haircuts
	9,573	Net Capital
-	5,000	Minimum Net Capital
	4,573	Excess Net Capital

NOTE: There are no material reconciling items between the amounts presented above and the amounts as reported in the Company's FOCUS report as of December 31, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

SCHEDULE II

RESORT SECURITIES AND INVESTMENTS, INC.
OTHER INFORMATION

AS OF DECEMBER 31, 2003

The following statements and computations are not applicable at December 31, 2003, and for the year then ended and, accordingly, are not included herein:

Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC.

Information relating to the possession or control requirements under Rule 15c3-3 of the SEC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Independent Auditor's Report on Internal Control Required by Rule 17a-5

Board of Directors
Resort Securities and Investments, Inc.
State Bridge Office Park
4640 Valais Court, Suite 200
Alpharetta, GA 30022

In planning and performing our audit of the financial statements of **Resort Securities and Investments, Inc.** (the Company) for the years ended December 31, 2003 and December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

G. Patrick Green, C.P.A.
February 17, 2004